Exhibit 10.1

June 5, 2012

Mr. Charles F. Wagner, Jr.

[Home address omitted]

Re:                                  OFFER LETTER

Dear Charlie:

I am writing to offer you formally the position of Executive Vice President and Chief Financial Officer of Bruker Corporation in accordance with our various discussions.  This offer and appointment now has the approval of the Bruker Board of Directors, as of our Board meeting on June 4th, 2012.

The specific elements of the offer are as follows:

1.                                       You shall be based at our headquarters in Billerica, Massachusetts.  You will report directly to me as the Chief Executive Officer with dotted line responsibility to the Audit Committee.

2.                                       Your anticipated start date will be on or between June 25 and July 2, 2012.

3.                                       This position will require approximately 20-25% travel, typically a bit more when you first start, and during the spring and fall.

4.                                       Subject to the approval of the Bruker Compensation Committee, your compensation shall be as follows:

a.                                       You shall have a total target cash compensation of $1,000,000 per annum.  This shall be comprised of a base salary of $475,000 and the remainder comprised of a target cash bonus and an estimated $25,000 of other compensation.  The target bonus would represent at least $500,000 of such remainder.  All amounts will be prorated for the year 2012.

b.                                      Only for the portion of 2012 for which you are employed, you will be guaranteed at least 80% of your pro-rata bonus opportunity.

c.                                       You shall receive total equity compensation each year with a value of $1,000,000.  Your first annual grant for 2012-2013 will be made by the Compensation Committee at the planned August 2-3, 2012 Board meeting, and the first grant shall be comprised entirely of restricted stock units (RSUs).  For annual grants in August 2013 and beyond, you will receive a mix of stock options and RSUs, where at least 50% of the value of such grants will be comprised of RSUs.

d.                                      You shall receive the same fringe benefits as are received by other senior executives. You will be eligible to participate in the Bruker employee benefits program as of your first day of employment. This program currently covers comprehensive medical and dental benefits, life and disability insurance, and a Section 125 Plan.  You will also be eligible to participate in our 401(k) Plan on your first day of employment.  Under the current terms, the 401(k) plan entitles you to contribute up to the maximum limit established by the IRS. Your participation in the benefit plans will be governed by and subject to the plan terms as described in the official documents and Summary Plan Descriptions.

e.                                       You will have four (4) weeks of vacation per annum, including our winter closure during the week between Christmas and New Year (prorated for second half of 2012).

5.                                       With the signing of this Offer Letter, you hereby confirm your resignation from the Bruker Corporation Board of Directors and from its Audit Committee, as well as from the Audit Committee of BEST.  You will continue to serve on the Board of Directors of Bruker Energy & Supercon Technologies, Inc. (‘BEST’) for at least your remaining term, although as a company insider this will be without any additional BEST Board compensation after you commence employment at Bruker.  Should BEST begin to plan for an IPO, and hold an organizational meeting for example, then you agree to resign from the BEST Board at that time to allow for a BEST Board majority of independents.

6.                                       In the event there is a change in the voting control of Bruker Corporation and you are terminated or resign within six (6) months after such change of control, or in the event that you are at any time terminated without cause, you shall at such time receive a lump sum severance payment equal to six (6) months of your then current base salary.  Following such resignation or termination, you agree not to work for any company that designs, makes or sells non-clinical magnetic resonance instrumentation or mass spectrometry instrumentation for a period of six (6) months, such companies presently including for example Thermo Fisher Scientific, Agilent, Perkin Elmer, Waters or Danaher.

7.                                       Upon your acceptance of the offer set forth in this letter, you shall execute the Employee Patent and Confidentiality Agreement attached to this letter.

8.                                       The following shall also be applicable:

Internal Policies

During your employment with Bruker, you will be required to follow all of our internal policies and to conduct your business activities at all times in accordance with the highest legal, ethical and professional standards.

Employment At Will

Your employment with Bruker shall be at will.  As such, your employment is for no definite period of time, and you or Bruker may terminate your employment relationship with or without notice at any time and for any or no reason or cause.  Bruker is not bound to follow any policy, procedure, or process in connection with employee discipline, employment termination or otherwise.

The terms of your employment will be interpreted in accordance with and governed by the laws of the Commonwealth of Massachusetts.

Proprietary Information

During your employment at Bruker, you may gain access to certain non-public information relating to Bruker’s business.  Such information is and shall remain proprietary to, and the property of, Bruker.  You agree to keep such information in confidence, except as necessary to serve Bruker’s legitimate purposes, and you further agree that upon your termination from Bruker, you will return to Bruker all documentation, correspondence, and all other Bruker data then in your possession and all copies thereof.

No Conflicting Obligations

Finally, this offer is conditioned on your representation that you are not subject to any confidentiality, non-competition or other restrictive agreements that would affect your ability to devote full time and attention to your work at Bruker. Upon commencement of your employment, you will be required to provide evidence that you are a U.S. citizen or national, a lawful permanent resident, or an alien authorized to work in the U.S.

Entire Agreement

This letter contains our entire understanding regarding the terms and conditions of your employment and supersedes any prior statements regarding your employment made to you at any time by any Bruker representative.  Your signature below acknowledges your understanding that your employment with Bruker is at-will, as described above, and that neither this letter, Bruker practice, or other oral or written policies or statements of Bruker or its agents shall create an employment contract, guarantee a definite term of employment, or otherwise modify in any way the agreement and understanding that employment with Bruker is at-will.  No representative of Bruker, except Bruker’s President in a writing signed by the President and you, has any authority to enter into any agreement contrary to the foregoing.

# # #

As you know, I am most excited about the possibility of you joining Bruker and I look forward to working with you for many years to come.  If the foregoing is in accordance with the discussions we have had, kindly execute this offer letter and return it to me.

Sincerely,
BRUKER CORPORATION

	By:	/s/Frank H. Laukien
Frank H. Laukien, Ph.D.
President and Chief Executive Officer
Agreed and Accepted:

/s/Charles F. Wagner, Jr.
Charles F. Wagner, Jr.